SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.25% SENIOR CONVERTIBLE NOTES DUE DECEMBER 15, 2036
(Title of Class of Securities)

345370CF5
(CUSIP Number of Class of Securities)

Peter J. Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Lisa L. Jacobs, Esq. Shearman &Sterling LLP 599 Lexington Avenue New York, NY 1002 (212) 848-4000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$1,109,967,726	$43,621.74
(1)
Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by multiplying (i) $22.73, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due December 15, 2036 in secondary market transactions on February 27, 2009, and (ii) the quotient of (x) $4,883,272,000, the aggregate principal amount at maturity of convertible notes which are sought for exchange, and (y) $100.

(2)	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000393.

(3)	Previously paid.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment Number Two to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2009, as amended by Amendment Number One to the Schedule TO filed with the SEC on March 13, 2009, is being filed by Ford Motor Company, a Delaware corporation (“Ford” or the “Company”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Exchange Offer”) by Ford to exchange, for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due December 15, 2036 (the “Convertible Notes”):  (i) 108.6957 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”); (ii) $80.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the Exchange Date (as defined below), which is expected to be approximately $13.34, payable in cash. Ford sought to exchange any and all outstanding Convertible Notes in the Exchange Offer.

The Exchange Offer commenced on March 4, 2009 and expired at 9:00 a.m., New York City time, on April 3, 2009 (the “Exchange Date”).

The Exchange Offer was made upon the terms and subject to the conditions described in the offering circular dated March 4, 2009, as amended on March 13, 2009 (the “Offering Circular”) and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Amendment Number Two is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(3) and 14d-3(b)(1) promulgated under the Securities Exchange Act of 1934, as amended.  Except as specifically amended by this Amendment Number Two, the Schedule TO remains in full force and effect.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

(a) The information set forth in the Offering Circular in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Description of Ford Capital Stock,” “Comparison of Rights of Holders of Convertible Notes and Holders of Ford Common Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

The Exchange Offer expired on the Exchange Date. Based on a preliminary count by Computershare, Inc., the exchange agent for the Exchange Offer, $4,304,763,000 aggregate principal amount of Convertible Notes, representing approximately 88.15% of the issued and outstanding Convertible Notes, were tendered for conversion.  This will result in the issuance of 467,909,227 shares of Common Stock.  Ford expects to announce the final results of the Exchange Offer on April 8, 2009.  The information contained in Exhibit (a)(5)(B) is incorporated herein by reference.

(b) To Ford’s knowledge based on reasonable inquiry, no Convertible Notes are owned by any officer, director or affiliate of Ford.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated March 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(A)	Press Release, dated March 4, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009).

(a)(5)(B)	Press Release, dated April 6, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009).

(b)	None.

(d)	None.

(g)	None.

(h)	None.

 * Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:	/s/ Neil M. Schloss
	Name:	Neil M. Schloss
	Title:	Vice President and Treasurer

Date: April 6, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated March 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(A)	Press Release, dated March 4, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009).

(a)(5)(B)	Press Release, dated April 6, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009).

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*  Previously filed.